EXHIBIT 10.2

                              AMERICAN SAVINGS BANK
                              EMPLOYMENT AGREEMENT


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                              AMERICAN SAVINGS BANK
                              EMPLOYMENT AGREEMENT

         THIS AGREEMENT, entered into on January 18, 2002, by and between AMERICAN SAVINGS BANK (the "Institution" or the "Bank"), a state-chartered savings institution, with its principal administrative office at 178 Main Street, New Britain, CT 06051, AMERICAN FINANCIAL HOLDINGS, INC. (the "Holding Company"), a corporation organized under the laws of the state of Delaware and the holding company of the Institution, and WILLIAM E. SOLBERG ("Executive").

         WHEREAS, the Bank, the Holding Company and American Bank of Connecticut, a Connecticut chartered savings bank ("ABC"), have entered into an Agreement and Plan of Merger, dated as of July 18, 2001 (the "Merger Agreement"), providing for, among other things, the merger of ABC with and into the Bank, with the Bank being the surviving institution.

         WHEREAS, continued employment of Executive is valuable to the success of combined companies; and

         WHEREAS, Executive is willing to serve in the employ of the Bank in accordance with the terms of this Agreement.

         NOW, THEREFORE, in consideration of the mutual covenants herein contained, and upon the other terms and conditions hereinafter provided, the parties hereby agree as follows:

1.       CONSIDERATION PROVIDED BY THE EXECUTIVE.

         On the terms and subject to the conditions set forth in this Agreement, commencing at the Effective Time (as such term is defined in the Merger Agreement) (the "Effective Date"), the Bank shall employ and Executive agrees to serve as a senior executive vice president and Chief Banking Officer of the Institution. Executive shall render administrative and management services to the Institution such as are customarily performed by persons in a similar executive capacity and reporting directly to the Chairman and Chief Executive Officer of the Bank. During the period of his employment hereunder, Executive also agrees to serve, if appointed, as an officer of the Holding Company. Failure to reappoint Executive as a senior executive vice president and Chief Banking Officer of the Institution, without the consent of Executive, shall constitute a breach of this Agreement.

2.       TERM.

         (a) The period of Executive's employment under this Agreement shall be deemed to have commenced as of the Effective Date and shall continue for a period of thirty-six (36) full calendar months. Commencing on the first anniversary date of this Agreement, and continuing on each anniversary thereafter, the disinterested members of the board of directors of the Institution ("Board") may extend the Agreement an additional year such that the remaining term of the Agreement shall be thirty-six (36) months unless the Executive elects not to extend the


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term of this Agreement by giving written notice in accordance with Section 8 of this Agreement. The Board will review the Agreement and Executive's performance annually for purposes of determining whether to extend the Agreement and the rationale and results thereof shall be included in the minutes of the Board's meeting. The Board shall give notice to the Executive as soon as possible after such review as to whether the Agreement is to be extended.

         (b) During the period of his employment hereunder, except for periods of absence occasioned by illness, reasonable vacation periods, and reasonable leaves of absence, Executive shall devote substantially all his business time, attention, skill, and efforts to the faithful performance of his duties hereunder including activities and services related to the organization, operation and management of the Institution and participation in community and civic organizations; provided, however, that, with the approval of the Board, as evidenced by a resolution of such Board, from time to time, Executive may serve, or continue to serve, on the boards of directors of, and hold any other offices or positions in, companies or organizations, which, in the Board's judgment, will not present any conflict of interest with the Institution, or materially affect the performance of Executive's duties pursuant to this Agreement.

         (c) Notwithstanding anything herein contained to the contrary, Executive's employment with the Institution may be terminated by the Institution or Executive during the term of this Agreement, subject to the terms and conditions of this Agreement.

3.       CONSIDERATION PROVIDED BY THE INSTITUTION.

         (a) The compensation specified under this Agreement shall constitute consideration paid by the Institution in exchange for the duties described in
Section 1. The Institution shall pay Executive as compensation a salary of not less than $250,000 per year ("Base Salary"). Base Salary shall include any amounts of compensation deferred by Executive under any employee benefit plan or deferred compensation arrangement maintained by the Bank or the Holding Company. Executive's Base Salary shall be payable in accordance with the Bank's general payroll practices. During the period of this Agreement, Executive's Base Salary shall be reviewed at least annually; the first such review will be made no later than one year from the date of this Agreement. Such review shall be conducted by the Board or a committee designated by the Board, and the Board may increase Executive's Base Salary at any time. The increased Base Salary shall become the new "Base Salary" for purposes of this Agreement. In addition to the Base Salary provided in this Section 3(a), the Institution shall also provide Executive, at no cost to Executive, with all such other benefits as are provided uniformly to permanent full-time employees of the Institution or the Holding Company.

         (b) The Institution will provide Executive with the opportunity to participate in employee benefit plans, arrangements and perquisites substantially equivalent to those in which Executive was participating or otherwise deriving a benefit from immediately prior to the beginning of the term of this Agreement. Without limiting the generality of the foregoing provisions of this Subsection (b), Executive will be entitled to participate in or receive benefits under any employee benefit plans, whether tax-qualified or otherwise, including, but not limited to, retirement plans, supplemental retirement plans, pension plans, profit-sharing plans, health-

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and-accident plan, medical coverage or any other employee benefit plan or arrangement made available by the Institution now or in the future to its senior executives and key management employees, subject to and on a basis consistent with the terms, conditions and overall administration of such plans and arrangements. Executive will be entitled to incentive compensation and bonuses as provided in any plan or arrangement of the Institution in which Executive is eligible to participate. Specifically, and without limitation of the foregoing, Executive shall participate in the Bank's Executive Incentive Compensation Plan with a target award of 40% of Base Salary ("EICP Target") for 2002. Nothing paid to Executive under any such plan or arrangement will be deemed to be in lieu of other compensation to which Executive is entitled under this Agreement.

         (c) As of the Effective Date of this Agreement, Executive shall be eligible to participate in the American Savings Bank Supplemental Executive Retirement Plan (the "SERP") with credit for service as an employee of ABC for vesting purposes only. For 2002 only, Executive's benefit under Section 4.01 of the SERP shall equal the benefit that would have been credited to Executive under Section 4.01(a) of the SERP had he been eligible to participate in the American Savings Bank Employee Stock Ownership Plan for that year, without any reduction made under Section 4.01(b) of the SERP. For purposes of Section 4.02 of the SERP, the determination made under Section 4.02(b) of the SERP shall include the benefit determined above for purposes of Section 4.01(a) of the SERP for the 2002 plan year.

         (d) In addition to the Base Salary provided for by paragraph (a) of this Section 3 and other compensation provided for by paragraph (b) of this
Section 3, the Institution shall provide Executive with an automobile and shall pay or reimburse Executive for all reasonable travel and other expenses incurred by Executive in performing his obligations under this Agreement, including, but not limited to, all costs associated with Executive's automobile that are mutually agreed upon by Executive and the Bank. The Bank shall maintain Executive's memberships at the Waterbury Country Club and the YMCA of New Britain, Connecticut.

         (e) During the term of this Agreement, Executive shall be reimbursed up to $3,000 annually for costs associated with personal financial planning. The Bank shall also provide Executive with a one-time reimbursement of up to $3,000 for personal estate planning.

         (f) Executive shall be entitled to vacation in accordance with the standard vacation policies of the Bank for senior executive officers, but in any event not less than four (4) weeks. Executive shall take vacation at a time mutually agreed upon by the Bank and Executive. Executive shall receive his Base Salary and other benefits during periods of vacation. Executive shall also be entitled to paid legal holidays in accordance with the policies of the Bank. Executive shall also be entitled to sick leave in accordance with the policies of the Bank for senior executive officers.

         (g) On the Effective Date, Executive shall be granted a stock option to purchase 100,000 shares of American Financial Holdings, Inc. common stock (the "Option"), pursuant to the American Financial Holdings, Inc. 2000 Stock-Based Incentive Plan, as amended (the "Plan"). The Option shall (i) have an exercise price determined in accordance with the Plan,

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(ii) be classified as an "incentive stock option" to the greatest extent permitted by Internal Revenue Code Section 422 and (iii) become exercisable in five (5) equal annual installments commencing on the first anniversary of the grant date unless accelerated pursuant to the terms of the Plan or Executive's individual award agreement. Executive's individual award agreement shall incorporate the special acceleration provision described in Section 24 of this Agreement. In all other respects, the terms and conditions of the Option shall be consistent with the Plan and the terms and conditions set forth in the Option agreements for other senior executive officers of the Bank.

         (h) On the Effective Date, Executive shall receive a restricted stock award for 50,000 shares of American Financial Holdings, Inc. common stock, pursuant to the Plan. The restricted stock award shall vest in five (5) equal annual installments commencing on the first anniversary of the award date. Executive's individual award agreement shall incorporate the special acceleration provision described in Section 24 of this Agreement. In all other respects, the terms and conditions of Executive's restricted stock award shall be consistent with the Plan and the terms and conditions set forth in the stock award agreements for other senior executive officers of the Bank.

4.       PAYMENTS TO EXECUTIVE UPON AN EVENT OF TERMINATION.

         (a) Upon the occurrence of an Event of Termination (as herein defined) during Executive's term of employment under this Agreement, the provisions of this Section 4 shall apply. As used in this Agreement, an "Event of Termination" shall mean and include any one or more of the following: (i) the termination by the Institution of Executive's full-time employment hereunder for any reason other than Termination for Cause, as defined in Section 7 hereof; or (ii) Executive's resignation from the Institution's employ, upon any of (A) notice to Executive by the Institution of non-renewal of the term of this Agreement, (B) failure to appoint or reappoint Executive as a senior executive vice president and Chief Banking Officer of the Bank or the Holding Company, unless Executive consents to any such event, (C) material change in Executive's function, duties, or responsibilities, which change would cause Executive's position to become one of lesser responsibility, importance, or scope from the position and attributes thereof described in Section 1 above (and any such material change shall be deemed a continuing breach of this Agreement), (D) relocation of Executive's principal place of employment by more than fifty (50) miles from its location at the effective date of this Agreement, or a material reduction in the benefits and perquisites available to Executive to which Executive does not consent, (E) liquidation or dissolution of the Institution or the Holding Company, (F) breach of this Agreement by the Institution, (G) Executive's voluntary termination of employment prior to January 31, 2003, or (H) Executive's voluntary termination of employment following his appointment by the Boards of Directors of the Bank and the Holding Company as President and Chief Operating Officer of the Bank and the Holding Company (if such appointment occurs) if thereafter during the term of this Agreement but prior to January 31, 2005, the Boards of Directors of the Bank and the Holding Company notify the Executive that he is ineligible for promotion as Chief Executive Officer under the Bank's and the Holding Company's executive succession plan or there occurs a change in Executive's reporting responsibilities. Upon the occurrence of any event described in clauses (A),
(B), (C), (D), (E), (F), (G) or (H), above,

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Executive shall have the right to elect to terminate his employment under this
Agreement by resignation upon not less than sixty (60) days prior written notice given within a reasonable period of time not to exceed, except in case of a continuing breach, four calendar months after the event giving rise to said right to elect.

         (b) Upon the occurrence of an Event of Termination (other than an Event of Termination under Section 4(a)(ii)(G)) on the Date of Termination as defined in Section 8, the Institution shall be obligated to pay Executive, or, in the event of his subsequent death, his beneficiary or beneficiaries, or his estate, as the case may be: (i) the amount of the remaining payments and benefits (but excluding any restricted stock and/or stock options) that Executive would have earned if he had continued his employment with the Institution or Holding Company during the remaining unexpired term of this Agreement, based on the Executive's Base Salary and benefits provided at the Date of Termination, as set out in Sections 3(a) and (b) hereof, as the case may be, and (ii) the amount still due the Executive under any paragraph of Section 3 for service through the Date of Termination. At the election of Executive, which election is to be made within thirty (30) days of the Date of Termination, such payments shall be made in a lump sum or paid monthly during the remaining term of the agreement following Executive's termination. In the event that no election is made, payment to Executive will be made in a lump sum. Such payments shall not be reduced in the event Executive obtains other employment following termination of employment.

         (c) Upon the occurrence of an Event of Termination (other than an Event of Termination under Section 4(a)(ii)(G)), Executive will be entitled to receive benefits due him under or contributed by the Institution or the Holding Company on his behalf pursuant to any retirement, incentive, profit sharing, bonus, performance, disability or other employee benefit plan maintained by the Institution or the Holding Company on Executive's behalf to the extent such benefits are not otherwise paid to Executive under a separate provision of this Agreement.

         (d) To the extent that the Institution or the Holding Company continues to offer any life, medical, health, disability or dental insurance plan or arrangement in which Executive participates in on the last day of his employment (each being a "Welfare Plan"), after an Event of Termination (other than an Event of Termination under Section 4(a)(ii)(G)), Executive and his dependents shall continue participating in such Welfare Plans, subject to the same premium contributions on the part of Executive as were required immediately prior to the Event of Termination (other than an Event of Termination under Section 4(a)(ii)(G)) until the earlier of (i) his death; (ii) his employment by another employer other than one of which he is the majority owner; or (iii) the end of the remaining term of this Agreement. If the Institution or the Holding Company does not offer the Welfare Plans after the Event of Termination (other than an Event of Termination under Section 4(a)(ii)(G)), then the Institution shall provide Executive with a payment equal to the actuarial value of the provision of such benefit for the period which runs until the earlier of (i) his death;
(ii) his employment by another employer other than one of which he is the majority owner; or (iii) the end of the remaining term of this Agreement.

         (e) In the event that Executive is receiving monthly payments pursuant to Section 4(b) hereof, on an annual basis, thereafter, between the dates of January 1 and January 31 of each

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year, Executive shall elect whether the balance of the amount payable under the
Agreement at that time shall be paid in a lump sum or on a pro rata basis. Such election shall be irrevocable for the year for which such election is made.

         (f) Notwithstanding anything to the contrary in this Section 4, upon the occurrence of an Event of Termination as described in subsection (a)(ii)(G) of this Section 4, Executive shall receive a lump sum payment in the amount of Two Million Dollars ($2,000,000) and continuation of the Welfare Plan benefits in the same manner and to the same extent as set forth under Section 4(d) of this Agreement in lieu of any other payment and benefits under this Agreement and solely in consideration of the restrictions imposed on Executive under
Section 10 of this Agreement.

         (g) In addition to the benefits provided in paragraphs (b), (c), and
(d) of this Section 4, upon the occurrence of an Event of Termination as described in subsection (a)(ii)(H) of this Section 4, all unvested restricted stock awards and unvested stock options held by Executive shall vest 100% as of Executive's termination date.

         (h) For the purpose of this Section, termination of Executive based on "Retirement" shall mean termination in accordance with the Holding Company's or Bank's retirement policy or in accordance with any retirement arrangement established with Executive's consent with respect to him. Upon termination of Executive upon Retirement, Executive shall be entitled to all benefits under any retirement plan of the Holding Company or the Bank and other plans to which Executive is a party or a participant.

5.       CHANGE IN CONTROL.

         (a) For purposes of this Agreement, a "Change in Control" of the Institution or the Holding Company shall mean an event of a nature that: (i) would be required to be reported in response to Item 1(a) of the current report on Form 8-K, as in effect on the date hereof, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"); or (ii) results in a Change in Control of the Institution or the Holding Company within the meaning of the Change in Bank Control Act and the Rules and Regulations promulgated by the Federal Deposit Insurance Corporation ("FDIC") at 12 C.F.R. ss. 303.4(a), with respect to the Institution, and the Rules and Regulations promulgated by the Office of Thrift Supervision ("OTS") (or its predecessor agency), with respect to the Holding Company, as in effect on the date of this Agreement; or
(iii) without limitation such a Change in Control shall be deemed to have occurred at such time as (A) any "person" (as the term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of voting securities of the Institution or the Holding Company representing 20% or more of the Institution's or the Holding Company's outstanding voting securities or right to acquire such securities except for any voting securities of the Institution purchased by the Holding Company and any voting securities purchased by any employee benefit plan of the Holding Company or its Subsidiaries, or (B) individuals who constitute the Board on the date hereof (the "Incumbent Board") cease for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to the date hereof whose election was

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approved by a vote of at least three-quarters of the directors comprising the
Incumbent Board, or whose nomination for election by the Holding Company's stockholders was approved by a Nominating Committee solely composed of members which are Incumbent Board members, shall be, for purposes of this clause (B), considered as though he were a member of the Incumbent Board, or (C) a plan of reorganization, merger, consolidation, sale of all or substantially all the assets of the Institution or the Holding Company or similar transaction occurs or is effectuated in which the Institution or Holding Company is not the resulting entity, or (D) a proxy statement has been distributed soliciting proxies from stockholders of the Holding Company, by someone other than the current management of the Holding Company, seeking stockholder approval of a plan of reorganization, merger or consolidation of the Holding Company or Institution with one or more corporations as a result of which the outstanding shares of the class of securities then subject to such plan or transaction are exchanged for or converted into cash or property or securities not issued by the Institution or the Holding Company shall be distributed, or (E) a tender offer is made for 20% or more of the voting securities of the Institution or Holding Company then outstanding.

         (b) If any of the events described in Section 5(a) hereof constituting a Change in Control occur within one (1) year of the Effective Date (as defined in Section 1 of this Agreement), then, in lieu of any other payments under this Agreement, Executive shall be entitled to receive the greater of (i) Two Million, Five Hundred Thousand Dollars ($2,500,000) or, (ii) Five Hundred Thousand Dollars ($500,000), plus the benefits provided in paragraphs (d), (e),
(f), (g) and (h) of this Section 5 upon Executive's termination of employment on or after the Change in Control occurs due to (1) Executive's dismissal; (2) Executive's voluntary resignation for any reason on or within the sixty (60) day period immediately following the date a Change in Control occurs; or (3) Executive's resignation following a demotion, loss of title, office or significant authority or responsibility, reduction in annual compensation or benefits or relocation of his principal place of employment by more than fifty
(50) miles from its location immediately prior to the Change in Control, unless such termination is because of his death, or Termination for Cause.

         (c) If any of the events described in Section 5(a) hereof constituting a Change in Control have occurred more than one (1) year from the Effective Date or the Board has determined that a Change in Control has occurred more than one
(1) year after the Effective Date, Executive shall be entitled to the benefits provided in paragraphs (d), (e), (f), (g) and (h) of this Section 5 upon his termination of employment on or after the date the Change in Control occurs at any time during the term of this Agreement due to (1) Executive's dismissal; (2) Executive's voluntary resignation for any reason on or within the sixty (60) day period immediately following the date a Change in Control has occurred; or (3) Executive's resignation following any demotion, loss of title, office or significant authority or responsibility, reduction in annual compensation or benefits or relocation of his principal place of employment by more than 50 miles from its location immediately prior to the Change in Control, unless such termination is because of his death, or Termination for Cause; provided, however, that such payments shall be reduced by any payment made under Section 4 of this Agreement.

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         (d) Upon the occurrence of a Change in Control followed by Executive's termination of employment, as provided in Section 5(c), the Institution shall pay Executive, or in the event of his subsequent death, his beneficiary or beneficiaries, or his estate, as the case may be, as severance pay or liquidated damages, or both, a sum equal to the greater of: (1) the payments due for the remaining term of the Agreement or (2) three (3) times Executive's average annual compensation for the three (3) preceding taxable years. In determining Executive's average annual compensation, annual compensation shall include Base Salary and any other taxable income, including but not limited to amounts related to the granting, vesting or exercise of restricted stock or stock option awards, commissions, bonuses, pension and profit sharing plan contributions or benefits (whether or not taxable), retirement benefits, director or committee fees and fringe benefits paid or to be paid to Executive or paid for Executive's benefit during any such year. In addition to the foregoing, upon the occurrence of a Change in Control during the 2003 calendar year followed by Executive's termination of employment, under the circumstances specified in Section 5(c), the Institution shall provide Executive with an additional Two Hundred and Fifty Thousand Dollar ($250,000) cash payment. At the election of Executive, which election is to be made prior to or within thirty (30) days of the Date of Termination on or following a Change in Control, payments made under this
Section 5(d) may be made in a lump sum (without discount for early payment) on or immediately following the Date of Termination (which may be the date a Change in Control occurs) or paid in equal monthly installments during the thirty-six
(36) months following Executive's termination. In the event that no election is made, payment to Executive will be made on a monthly basis during the thirty-six
(36) months following Executive's termination.

         (e) Upon the occurrence of a Change in Control, Executive will be entitled to receive benefits due him under or contributed by the Institution or the Holding Company on his behalf pursuant to any retirement, incentive, profit sharing, bonus, performance, disability or other employee benefit plan maintained by the Institution or the Holding Company on Executive's behalf to the extent such benefits are not otherwise paid to Executive under a separate provision of this Agreement.

         (f) Upon the occurrence of a Change in Control and Executive's termination of employment in connection therewith, the Institution will cause to be continued life, medical and disability coverage substantially identical to the coverage maintained by the Institution or Holding Company for Executive and any of his dependents covered under such plans prior to the Change in Control. Such coverage and payments shall cease upon the expiration of thirty-six (36) full calendar months following the Date of Termination. In the event Executive's participation in any such plan or program is barred, the Institution shall arrange to provide Executive and his dependents with benefits substantially similar as those of which Executive and his dependents would otherwise have been entitled to receive under such plans and programs from which their continued participation is barred or provide their economic equivalent.

         (g) The use or provision of any membership, license, automobile use, or other perquisites shall be continued during the remaining term of the Agreement on the same financial terms and obligations as were in place immediately prior to the Change in Control. To the extent that any item referred to in this paragraph will at the end of the term of this Agreement, no longer

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be available to the Executive, the Executive will have the option to purchase all rights then held by the Institution or the Holding Company to such item for a price equal to the then fair market value of the item.

         (h) In the event that Executive is receiving monthly payments pursuant to Section 5(c) hereof, on an annual basis, thereafter, between the dates of January 1 and January 31 of each year, Executive shall elect whether the balance of the amount payable under the Agreement at that time shall be paid in a lump sum or on a pro rata basis pursuant to such section. Such election shall be irrevocable for the year for which such election is made.

         (i) Notwithstanding the preceding paragraphs of this Section 5, for any taxable year in which the Executive shall be liable, as determined for the payment of an excise tax under Section 4999 of the Code (or any successor provision thereto), with respect to any payment in the nature of the compensation made by the Institution or the Holding Company (or for the benefit of) Executive pursuant to this Agreement or otherwise, the Institution shall pay to the Executive an amount determined under the following formula:

             An amount equal to: (E x P) + X

         WHERE:

             X    =               E x P
                      ------------------
                      1 - [(FI x (1 - SLI)) + SLI + E + (M + PO)]

             E    =   the rate at which the excise tax is assessed under Section
                      4999 of the Code;

             P    =   the amount with respect to which such excise tax is
                      assessed, determined without regard to this Section 5;

             FI   =   the highest marginal rate of federal income, employment,
                      and other taxes (other than taxes imposed under Section
                      4999 of the Code) applicable to Executive for the taxable year in question;

             SLI  =   the sum of the highest marginal rates of income and
                      payroll tax applicable to Executive under applicable state and local laws for the taxable year in question;

             M    =   highest marginal rate of Medicare Tax; and

             PO   =   adjustment for phase out of or loss of deduction, personal exemption or other similar items.

         With respect to any payment in the nature of compensation that is made to (or for the benefit of) Executive under the terms of this Section or otherwise and on which an excise tax

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under Section 4999 of the Code will be assessed, the payment determined under this Section 5 shall be made to Executive on the earliest of (i) the date the Institution is required to withhold such tax, (ii) the date the tax is required to be paid by Executive, or (iii) at the time of the Change in Control. It is the intention of the parties that the Institution provide Executive with a full tax gross-up under the provisions of this Section, so that on a net after-tax basis, the result to Executive shall be the same as if the excise tax under
Section 4999 (or any successor provisions) of the Code had not been imposed. The tax gross-up may be adjusted if alternative minimum tax rules are applicable to Executive.

         (j) Notwithstanding the foregoing, if it shall subsequently be determined in a final judicial determination or a final administrative settlement to which Executive is a party that the excess parachute payment as defined in Section 4999 of the Code, reduced as described above, is more than the amount determined as "P", above (such greater amount being hereafter referred to as the "Determinative Excess Parachute Payment") then the Institution's independent accountants shall determine the amount (the "Adjustment Amount") the Institution must pay to the Executive, in order to put the Executive (or the Institution, as the case may be) in the same position as the Executive (or the Holding Company, as the case may be) would have been if the amount determined as "P" above had been equal to the Determinative Excess Parachute Payment. In determining the Adjustment Amount, the independent accountants shall take into account any and all taxes (including any penalties and interest) paid by or for Executive or refunded to Executive or for Executive's benefit. As soon as practicable after the Adjustment Amount has been so determined, the Holding Company shall pay the Adjustment Amount to Executive.

         (k) In each calendar year that Executive receives payments or benefits under this Agreement, Executive shall report on his state and federal income tax returns such information as is consistent with the determination made by the independent accountants of the Institution as described above. The Institution shall indemnify and hold Executive harmless from any and all losses, costs and expenses (including without limitation, reasonable attorney's fees, interest, fines and penalties), which Executive incurs as a result of so reporting such information. Executive shall promptly notify the Institution in writing whenever the Executive receives notice of the institution of a judicial or administrative proceeding, formal or informal, in which the federal tax treatment under Section 4999 of the Code of any amount paid or payable under this Agreement is being reviewed or is in dispute. The Institution shall assume control at its expense over all legal and accounting matters pertaining to such federal tax treatment (except to the extent necessary or appropriate for Executive to resolve any such proceeding with respect to any matter unrelated to amounts paid or payable pursuant to this contract) and Executive shall cooperate fully with the Institution in any such proceeding. Executive shall not enter into any compromise or settlement or otherwise prejudice any rights the Institution may have in connection therewith without prior consent of the Institution.

6.       DISABILITY BENEFITS.

         In the event of the disability of Executive, the Institution shall continue to pay Executive the compensation provided by this Agreement during the period of his disability. In the event Executive is disabled for a continuous period exceeding 12 calendar months, the Institution may,

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at its election, terminate this Agreement; provided, however, the last 6 months of such 12-month period shall constitute the "elimination period" for benefit determination under the Institution's Long-Term Disability Plan. As used in this Agreement, the term "disability" shall mean the complete and permanent inability of Executive to perform his duties under this Agreement as determined by an independent physician selected with the approval of the Institution and Executive. If, in the opinion of said physician, there is a reasonable prognosis of recovery, this Agreement may not be terminated by the Holding Company pursuant to this paragraph 6.

7.       TERMINATION FOR CAUSE.

         The term "Termination for Cause" shall mean termination because of: (1) Executive's personal dishonesty, willful misconduct, breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule, regulation (other than traffic violations or similar offenses), final cease and desist order or material breach of any provision of this Agreement which results in a material loss to the Institution or the Holding Company, or (2) Executive's conviction of a crime or act involving moral turpitude or a final judgement rendered against Executive based upon actions of Executive which involve moral turpitude. For the purposes of this Section, no act, or the failure to act, on Executive's part shall be "willful" unless done, or omitted to be done, not in good faith and without reasonable belief that the action or omission was in the best interests of the Institution or its affiliates. Notwithstanding the foregoing, Executive shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to him a Notice of Termination which shall include a copy of a resolution duly adopted by the affirmative vote of not less than three-fourths of the members of the Board at a meeting of the Board called and held for that purpose (after reasonable notice to Executive and an opportunity for him, together with counsel, to be heard before the Board), finding that in the good faith opinion of the Board, Executive was guilty of conduct justifying Termination for Cause and specifying the particulars thereof in detail. The Executive shall not have the right to receive compensation or other benefits for any period after Termination for Cause. During the period beginning on the date of the Notice of Termination for Cause pursuant to Section 8 hereof through the Date of Termination, stock options and related limited rights granted to Executive under any stock option plan shall not be exercisable nor shall any unvested awards granted to Executive under any stock benefit plan of the Institution, the Holding Company or any subsidiary or affiliate thereof, vest. At the Date of Termination, such stock options and related limited rights and any such unvested awards shall become null and void and shall not be exercisable by or delivered to Executive at any time subsequent to such Termination for Cause.

8.       NOTICE.

         (a) Any purported termination by the Institution or by Executive shall be communicated by Notice of Termination to the other party hereto. For purposes of this Agreement, a "Notice of Termination" shall mean a written notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive's employment under the provision so indicated.

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

         (b) "Date of Termination" shall mean the date specified in the Notice of Termination (which, in the case of a Termination for Cause, shall not be less than thirty (30) days from the date such Notice of Termination is given); provided, however, that if a dispute regarding the Executive's termination exists, the "Date of Termination" shall be determined in accordance with Section 8(c) of this Agreement.

         (c) If, within thirty (30) days after any Notice of Termination is given, the party receiving such Notice of Termination notifies the other party that a dispute exists concerning the termination, except upon the occurrence of a Change in Control and voluntary termination by the Executive in which case the Date of Termination shall be the date specified in the Notice, the Date of Termination shall be the date on which the dispute is finally determined, either by mutual written agreement of the parties, by a binding arbitration award, or by a final judgment, order or decree of a court of competent jurisdiction (the time for appeal therefrom having expired and no appeal having been perfected) and; provided, further, that the Date of Termination shall be extended by a notice of dispute only if such notice is given in good faith and the party giving such notice pursues the resolution of such dispute with reasonable diligence. Notwithstanding the pendency of any such dispute, the Institution will continue to pay Executive his full compensation in effect when the notice giving rise to the dispute was given (including, but not limited to, Base Salary) and continue him as a participant in all compensation, benefit and insurance plans in which he was participating when the notice of dispute was given, until the dispute is finally resolved in accordance with this Agreement. Amounts paid under this Section are in addition to all other amounts due under this Agreement and shall not be offset against or reduce any other amounts due under this Agreement.

9.       POST-TERMINATION OBLIGATIONS.

         All payments and benefits to Executive under this Agreement shall be subject to Executive's compliance with this Section 9 for one (1) full year after the earlier of the expiration of this Agreement or termination of Executive's employment with the Institution. Executive shall, upon reasonable notice, furnish such information and assistance to the Institution as may reasonably be required by the Institution in connection with any litigation in which it or any of its subsidiaries or affiliates is, or may become, a party.

10.      NON-COMPETITION AND NON-DISCLOSURE.

         (a) Upon any termination of Executive's employment hereunder pursuant to Section 4 of this Agreement, Executive agrees not to compete with the Institution for a period of one (1) year (two (2) years in the case of an Event of Termination as described under Section 4(a)(ii)(G) of this Agreement) following such termination in any city, town or county in which the Executive's normal business office is located and the Institution has an office or has filed an application for regulatory approval to establish an office, determined as of the effective date of such termination (or, in the case of an Event of Termination as described under Section 4(a)(ii)(G) of this Agreement, the date immediately preceding the Effective Date), except as agreed to pursuant to a resolution duly adopted by the Board. Executive agrees that during such

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

period and within said cities, towns and counties, Executive shall not work for or advise, consult or otherwise serve with, directly or indirectly, any entity whose business materially competes with the depository, lending or other business activities of the Institution. The parties hereto, recognizing that irreparable injury will result to the Institution, its business and property in the event of Executive's breach of this subsection 10(a) agree that in the event of any such breach by Executive, the Institution, will be entitled, in addition to any other remedies and damages available, to an injunction to restrain the violation hereof by Executive, Executive's partners, agents, servants, employees and all persons acting for or under the direction of Executive. Executive represents and admits that in the event of the termination of his employment pursuant to Section 4 of this Agreement, Executive's experience and capabilities are such that Executive can obtain employment in a business engaged in other lines and/or of a different nature than the Institution and that the enforcement of a remedy by way of injunction will not prevent Executive from earning a livelihood. Nothing herein will be construed as prohibiting the Institution from pursuing any other remedies available to the Institution for such breach or threatened breach, including the recovery of damages from Executive.

         (b) Executive recognizes and acknowledges that the knowledge of the business activities and plans for business activities of the Institution as it may exist from time to time, is a valuable, special and unique asset of the business of the Institution. Executive will not, during or after the term of his employment, disclose any knowledge of the past, present, planned or considered business activities of the Institution thereof to any person, firm, corporation, or other entity for any reason or purpose whatsoever unless expressly authorized by the Board of Directors or required by law. Notwithstanding the foregoing, Executive may disclose any knowledge of banking, financial and/or economic principles, concepts or ideas which are not solely and exclusively derived from the business plans and activities of the Institution. Further, Executive may disclose information regarding the business activities of the Institution to the Connecticut Department of Banks, OTS and the FDIC pursuant to a formal regulatory request. In the event of a breach or threatened breach by the Executive of the provisions of this Section, the Institution will be entitled to an injunction restraining Executive from disclosing, in whole or in part, the knowledge of the past, present, planned or considered business activities of the Institution or from rendering any services to any person, firm, corporation, other entity to whom such knowledge, in whole or in part, has been disclosed or is threatened to be disclosed. Nothing herein will be construed as prohibiting the Institution from pursuing any other remedies available to the Institution for such breach or threatened breach, including the recovery of damages from Executive.

11.      SOURCE OF PAYMENTS.

         (a) All payments provided in this Agreement shall be timely paid in cash or check from the general funds of the Institution. The Holding Company, however, unconditionally guarantees payment and provision of all amounts and benefits due hereunder to Executive and, if such amounts and benefits due from the Institution are not timely paid or provided by the Institution, such amounts and benefits shall be paid or provided by the Holding Company.

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

         (b) Notwithstanding any provision herein to the contrary, to the extent that payments and benefits, as provided by this Agreement, are paid to or received by Executive under the Employment Agreement of even date herewith between Executive and the Holding Company, such compensation payments and benefits paid by the Holding Company will be subtracted from any amounts due to Executive under similar provisions of this Agreement.

12.      EFFECT ON PRIOR AGREEMENTS AND EXISTING BENEFITS PLANS.

         This Agreement contains the entire understanding between the parties hereto and supersedes and extinguishes any rights under Executive's written employment agreement with ABC dated June 27, 2001, and expressly supercedes the letter agreement relating the Executive's continuing employment with the Institution and the Holding Company dated November 16, 2001 except that this Agreement shall not affect or operate to reduce any benefit or compensation inuring to Executive of a kind elsewhere provided. No provision of this Agreement shall be interpreted to mean that Executive is subject to receiving fewer benefits than those available to him without reference to this Agreement.

13.      NO ATTACHMENT.

         (a) Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge, or hypothecation, or to execution, attachment, levy, or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to affect any such action shall be null, void, and of no effect.

         (b) This Agreement shall be binding upon, and inure to the benefit of, Executive and the Institution and their respective successors and assigns.

14.      MODIFICATION AND WAIVER.

         (a) This Agreement may not be modified or amended except by an instrument in writing signed by the parties hereto.

         (b) No term or condition of this Agreement shall be deemed to have been waived, nor shall there be any estoppel against the enforcement of any provision of this Agreement, except by written instrument of the party charged with such waiver or estoppel. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future as to any act other than that specifically waived.

15.      REQUIRED PROVISIONS.

         Any payments made to Executive pursuant to this Agreement, or otherwise, are subject to and conditioned upon compliance with 12 U.S.C. ss.1828(k) and any rules and regulations promulgated thereunder, including 12 C.F.R. Part 359.

16.      SEVERABILITY.

         If, for any reason, any provision of this Agreement, or any part of any provision, is held invalid, such invalidity shall not affect any other provision of this Agreement or any part of such provision not held so invalid, and each such other provision and part thereof shall to the full extent consistent with law continue in full force and effect.

17.      HEADINGS FOR REFERENCE ONLY.

         The headings of sections and paragraphs herein are included solely for convenience of reference and shall not control the meaning or interpretation of any of the provisions of this Agreement.

18.      GOVERNING LAW.

         This Agreement shall be governed by the laws of the State of Connecticut, unless otherwise specified herein.

19.      ARBITRATION.

         Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration, conducted before a panel of three arbitrators sitting in a location selected by the Executive within fifty (50) miles from the location of the Institution, in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator's award in any court having jurisdiction; provided, however, that Executive shall be entitled to seek specific performance of his right to be paid until the Date of Termination during the pendency of any dispute or controversy arising under or in connection with this Agreement.

20.      PAYMENT OF COSTS AND LEGAL FEES AND REINSTATEMENT OF BENEFITS.

         In the event any dispute or controversy arising under or in connection with Executive's termination is resolved in favor of the Executive, whether by judgment, arbitration or settlement, Executive shall be entitled to the payment of: (1) all legal fees incurred by Executive in resolving such dispute or controversy, and (2) any back-pay, including salary, bonuses and any other cash compensation, fringe benefits and any compensation and benefits due Executive under this Agreement.

21.      INDEMNIFICATION.

         During the term of this Agreement and for an additional period of seven years thereafter, the Institution shall provide Executive (including his heirs, executors and administrators) with coverage under a standard directors' and officers' liability insurance policy at its expense, and shall indemnify, hold harmless and defend Executive (and his heirs, executors and administrators) to the fullest extent permitted under Connecticut law against all expenses and liabilities reasonably incurred by him in connection with or arising out of any action, suit or proceeding in which he may be involved by reason of his having been a director or officer of the Institution (whether or not he continues to be a director or officer at the time of incurring such expenses or liabilities), such expenses and liabilities to include, but not be limited to, judgments, court costs and attorneys' fees and the cost of reasonable settlements.

22.      SUCCESSOR TO THE INSTITUTION.

         The Institution shall require any successor or assignee, whether direct or indirect, by purchase, merger, consolidation or otherwise, to all or substantially all the business or assets of the Institution or the Holding Company, expressly and unconditionally to assume and agree to perform the Institution's obligations under this Agreement, in the same manner and to the same extent that the Institution would be required to perform if no such succession or assignment had taken place.

23.      ADDITIONAL COMPENSATION.

         (a) In consideration of the specialized knowledge developed by Executive during his tenure with ABC, his specific contributions to the success of ABC in its market areas and as a significant inducement to his willingness to continue employment with the Bank following the Merger, the Bank shall pay Executive One Million Dollars ($1,000,000) on the Effective Date.

         (b) In the event Executive is appointed by the Boards of Directors of the Bank and the Holding Company as President and Chief Operating Officer of the Bank and the Holding Company on or before January 31, 2003, Executive's Base Salary for purposes of this Agreement shall be increased, without further action of the Boards, to Three Hundred Thousand Dollars ($300,000). In addition, Executive shall receive a one-time bonus in the amount of Five Hundred Thousand Dollars ($500,000) in connection with his appointment as President and Chief Operating Officer of the Bank and the Holding Company and his EICP target will be increased to 50% of his Base Salary.

24.      SPECIAL VOLUNTARY TERMINATION PROVISIONS.

         (a) Notwithstanding anything in this Agreement to the contrary, in the event that, on or before January 31, 2003, Executive is not appointed to serve as the President and Chief Operating Officer of both the Bank and the Holding Company, Executive may, during the period beginning February 1, 2003 and ending February 28, 2003, voluntarily terminate his employment with the Bank and receive the payments and benefits provided for in paragraph (b) of this Section. For purposes of this Section 24, the period February 1, 2003 through February 28, 2003 is referred to below as the "COO window period."

         (b) In the event of Executive's voluntary termination of employment during the COO window period, Executive shall receive a cash payment of Two Million Five Hundred Thousand Dollars ($2,500,000), reduced by the value of Executive's vested restricted stock (determined by reference to the "Fair Market Value" of the stock on such date as such term is defined in the Plan) and the value of Executive's vested stock options (determined by reference to the "spread" in the options on such date) at the date of Executive's termination of employment. In addition, the Bank shall continue Executive's benefits under each Welfare Plan sponsored by the Bank at the time of his termination in the same manner and to the same extent as set forth under Section 4(d) of this Agreement. The payment shall be made not later than ten (10) business days following the effective date of Executive's termination of employment pursuant to Section 24(a) of this Agreement.

         (c) Notwithstanding anything in this Agreement to the contrary, in the event that, on or before January 31, 2005, Executive is not appointed to serve as the Chief Executive Officer of both the Bank and the Holding Company, Executive may, during the period beginning February 1, 2005 and ending February 28, 2005, voluntarily terminate his employment with the Bank and receive the payments and benefits provided for in paragraph (d) of this Section. For purposes of this Section 24, the period February 1, 2005 through February 28, 2005 is referred to below as the "CEO window period."

         (d) In the event of Executive's voluntary termination of employment during the CEO window period, Executive shall receive the remaining payments and benefits due him under this Agreement determined in the same manner and to the same extent as set forth under Sections 4(b) and 4(d) of this Agreement. In addition, the Bank shall vest all Executive's outstanding stock options and stock awards as of his termination date. The payment due under this Section 24(d) shall be made not later than ten (10) business days following the effective date of Executive's termination of employment pursuant to Section 24(c) of this Agreement.

         (e) Executive acknowledges and agrees that a failure to appoint Executive as President and Chief Operating Officer of the Bank and the Holding Company or Chief Executive Officer of the Bank and the Holding Company shall not provide Executive with a basis for voluntary termination under Section 4 of this Agreement and that the sole payments and benefits due Executive in the event of his voluntary termination of employment during the COO window period or the CEO window period are set forth in Sections 24(b) and (d) respectively, of this Agreement. Executive further acknowledges that, in the event he does not terminate employment during the COO window period or CEO window period, upon Executive's termination of employment outside of the COO window period or the CEO window period, the payments and benefits due Executive in the event of his voluntary termination of employment shall be determined solely by reference to the other provisions of this Agreement.

25.      APPOINTMENT AS CHIEF EXECUTIVE OFFICER

         In the event Executive is appointed as the Chief Executive Officer of the Bank and the Holding Company, the Bank shall enter into a new agreement with Executive consistent with the Bank's prior practice as applied to its chief executive officer.

26.      TAX WITHHOLDING.

         The Bank may withhold from any benefits payable under this Agreement all federal, state, city or other taxes as shall be required pursuant to any law or governmental regulation or ruling.





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

                                   SIGNATURES

         IN WITNESS WHEREOF, American Savings Bank and American Financial Holdings, Inc. have caused this Agreement to be executed and their seals to be affixed hereunto by their duly authorized officers, and Executive has signed this Agreement, on the 18th day of January, 2002.


ATTEST:                                AMERICAN SAVINGS BANK


/s/ Richard J. Moore                       /s/ Robert T. Kenney
---------------------------            By: ---------------------------
Secretary                                  Robert T. Kenney
                                           President and Chief Executive Officer



                     [SEAL]



ATTEST:                                AMERICAN FINANCIAL HOLDINGS, INC.
                                       (Guarantor)

/s/ Richard J. Moore                       /s/ Robert T. Kenney
---------------------------            By: ---------------------------
Secretary                                  Robert T. Kenney
                                           President and Chief Executive Officer



                     [SEAL]




         WITNESS:                      EXECUTIVE

/s/ Floyd G. Champagne                 /s/ William E. Solberg
---------------------------            ---------------------------
                                       William E. Solberg





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